SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2019
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports
under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 4, 2019

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Marcelo Cunha Ribeiro
Marcelo Cunha Ribeiro Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.



Companhia Siderúrgica Nacional

CSN Investor Tour

New York, Dec 4th 2019

In this presentation, unless the context otherwise requires, references to “CSN,” “we,” “us” and “our” refer to Companhia Siderúrgica Nacional, its consolidated subsidiaries, its joint ventures and other affiliated companies, taken as a whole.

By attending the meeting where this presentation is made, or by reading the presentation slides, you agree to be bound by the following limitations and restrictions: this presentation is strictly confidential to the recipient, may not be reproduced or transmitted to the press or any other person without prior consent from CSN. Failure to comply with this restriction may constitute a violation of applicable securities laws.

This presentation may contain forward-looking statements. Such statements are not statements of historical facts, and reflect management’s current estimates regarding future performance. The words “anticipates”, “wishes”, “expects”, “will”, “estimates”, “intends”, “forecasts”, “plans”, “predicts”, “projects”, “targets”, “budgets” and words of similar meaning and that involve risks and uncertainties are intended to identify these statements. CSN cannot guarantee that such statements will prove correct. All statements, when based upon expectations about the future and not on historical facts, involve various risks and uncertainties. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil; (b) the global economy; (c) the capital markets; (d) mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which we operate. To obtain further information on factors that may lead to results different from those forecast by us, please consult the reports CSN files with the U.S. Securities and Exchange Commission (SEC) and the Brazilian Comissão de Valores Mobiliários (CVM), and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in our annual report on Form 20-F and in the Preliminary Offering Memorandum. This presentation includes certain "Non-GAAP" financial measures as defined by rules promulgated by the U.S. Securities and Exchange Commission.

This presentation does not constitute, and should not be construed as, an offer to sell or the solicitation of an offer to buy securities in the United States (as defined in Regulation S under the U.S. Securities Act of 1933 (the “Securities Act”)).

The information, opinions and forward-looking statements contained in this presentation speak only as at the date of this presentation, and are subject to change without notice. CSN does not intend to, and expressly disclaims any obligation to, update or revise any of the information, opinions or forward-looking statements contained in this presentation to reflect any change in events, conditions or circumstances.

You should consult your own legal, financial and accounting advisers to the extent that you deem necessary, and you must make your own investment decision based upon your own judgment and advice from such advisers, as you deem necessary, and not upon any views expressed herein.

CSN
Investor Tour

INITIAL REMARKS


CSN
Companhia Siderúrgica Nacional

2019 in review

Record EBITDA year highlighting CSN's full recovery

STRONG MINING
Volumes, revenues and margins at historical highs

INVESTMENT IN STEEL
Challenging Blast Furnace #3 repair to **transform** competitiveness

PROGRESSING DELEVERAGING
Net Debt closer to 3.5x in 2019 from 4.55x through strong EBITDA & Prepayments

Positive outlook for 2020

BRAZIL ACCELERATING
Boost in domestic demand for steel and cement

STRONG MINING, AGAIN
C1 cost control & Ore price expected to remain high

STEEL RECOVERY
Focus on operational efficiency and cost reduction

DELEVERAGING
Net Debt kept under 3.0x


Brazil: one of the greatest GDP Variations
Δ GDP 19-20
1.2%
0.9%
0.9%
0.8%
0.7%
0.4%
0.2%
0.2%
0.1%
0.0%
-0.3%
-0.3%

Source: IMF, Itaú BBA

Medium/Long Term: Strategic Priorities

COMMITMENT TO DELEVERAGE

- Absolute debt reduction target
- Asset sales conducted with responsibility preserving value
- Minimum dividend policy

GROWTH IN MINING

- Disciplined capital allocation in growth, cost reduction and safety
- Itabirito Project: fast, low risk expansion with limited capex

STEEL COMPETITIVENESS

- Investments to recover productivity and futher cost reduction
- EBITDA and margins recovery with strong cash generation

RENEWED FOCUS ON ESG AND INNOVATION

- More transparency and clear targets on ESG
- Dedicated efforts on innovation already yielding results
- Created in 2018, CSN Inova fosters and implements innovative projects


STEEL

STEEL | MINING | CEMENT | ESG | FINANCIAL

Global Market Outlook

Healthy steel fundamentals - lower inventories, resilient demand and balance in China - support prices

Steel Demand, Finished Steel (Mt)


EU-28
2019 2020
166.8 168.6
-1.2% +1.1%
CIS
2019 2020
58.0 59.2
+4.8% +2.0%
NON EU
2019 2020
32.9 34.5
-12.1% +5.0%
NAFTA
2019 2020
141.5 142.6
+0.6% +0.8%
CHINA
2019 2020
900.1 909.1
+7.8% +1.0%
M. EAST
2019 2020
47.9 48.0
-4.6% +0.2%
AFRICA
2019 2020
36.0 37.2
-1.4% +3.2%
ASIA + OCEANIA
2019 2020
348.0 360.9
+2.1% +3.7%
C&S AMERICA
2019 2020
43.8 45.5
-0.4% +3.9%
WORLD
2019 2020
1,775.0 1,805.7
+3.9% +1.7%

RECENT HIGHLIGHTS

- **China:** government stimulus reassuring continuous growth
- **USA:** demand cooling, but more disciplined supply supporting prices
- **RoW:** stability in Europe, developing world accelerating

Source: : World Steel Association – Short Range Outlook Oct19. BTG Pactual Basic Materials Dashboard 27Nov19

STEEL | MINING | CEMENT | ESG | FINANCIAL

Brazil Market Outlook: ongoing domestic recovery

Monthly Real Interest Rate
(%)


15%
12%
9%
6%
3%
00 01 02 03 04 05 06 07 08 09 10 11 12 13 14 15 16 17 18 19 20 21

Brazil Formal Employment Creation
(year balance in thousand)


1,464
912
-819
-752
302
791
842
2013 2014 2015 2016 2017 2018 Jan-Oct19

Brazil GDP Growth
(%)


GDP (%)
Industrial GDP (%)
-3.3 -4.6
1.1 -0.5
1.1 0.6
1.0 0.6
2.2 2.5
2.6 2.8
2.6 2.8
2016 2017 2018 2019e 2020e 2021e 2022e

RECOVERY IN PLACE

- ✓ Declining interest rates
- ✓ Inflation under control
- ✓ Real interest rate reaching historic low
- ✓ Resuming private credit
- ✓ Increasing families consumption
- ✓ Raising investments
- ✓ Higher business confidence

Source: Brazilian Central Bank, Focus Bulletin, CAGED-MTE

Brazil Outlook: Economic Recovery Supporting Flat Steel Demand

Real demand will be boosted by better economic conditions and increasing market confidence

Auto Sales
(thousand units)


-1%
+8%
+8%
245
224
242
2,028
2,182
Oct-18
Sep-19
Oct-19
2018
2019

+10%
2020e

- No further impact from Argentina, demand still strong
- **CSN sales: +9% YoY LTM**

Home Appliances Production
(% variation LTM)


-0.7%
0.8%
1.7%
1.7%
5.9%
8.0%
8.5%
9.2%
10.6%
jan-19
fev-19
mar-19
abr-19
mai-19
jun-19
jul-19
ago-19
set-19

+9%/15%
2020e

- White goods to grow low double digit in 2020
- Black Friday demonstrates potential
- Trend to increase sales following increase in residential houses sales

New Residential Launches
(cumulated variation over LTM)


7.5%
10.0%
7.8%
14.1%
18.5%
28.8%
24.9%
31.5%
jan-19
fev-19
mar-19
abr-19
mai-19
jun-19
jul-19
ago-19

+10%/15%
2020e

- Already reality in Southeast, will sprawl to rest of the Country
- **CSN sales: +8% YoY**

CSN's Packaging Sales
(kt)


+19%
+13%
+12%
59
70
79
223
249
1T18
1T19
3T19
Jan-Oct18
Jan-Oct19

+9,5%
2020e

- Initial but increasing movement to replace plastic packaging
- **CSN sales: +12% YoY**

Source: ANFAVEA, IBGE, SECOVI, CBIC, ABIA, ABEAÇO

STEEL | MINING | CEMENT | ESG | FINANCIAL

Domestic Steel Consumption Recovering

Flat steel demand should grow at a multiple over GDP growth before crisis levels


Apparent Consumption Flat Steel Brazil (kt)
13,985
13,154
11,430
11,389
12,466
12,337
12,917
+4.7%
2013
2014
2015
2017
2018
2019e
2020e
CSN Market Share
25%
24%

Source: Company's Analysis | CRU Steel Sheet Products Monitor 2019 November Prices

Pricing Outlook: recent rebound remains

Domestic steel prices in Brazil with potential to follow recent reaction in global prices given accelerating demand

HRC-China Domestic Prices (2019 Jul-TD)

(USD/ton)


600
570
540
510
480
450
567
560
533
506
525
515
505
498
508
530
Jul
Ago
Set
Out
Nov-w1
w2
w3
w4

Local HRC Premium Sensitivity Matrix

International Prices x Exchange Rate

	407	427	447	457	467
4,15	7%	2%	-2%	-4%	-6%
4,20	5%	1%	-3%	-5%	-7%
4,25	4%	0%	-4%	-6%	-8%
4,30	3%	-1%	-5%	-7%	-9%
4,35	2%	-2%	-6%	-8%	-10%

Decrease in price of main raw materials


120
85
-29%
200
150
-25%
343
300
-13%
jul-19
nov-19
jul-19
nov-19
jul-19
nov-19
Iron Ore
Met Coal
Coke

Source: Company's Analysis | CRU Steel Sheet Products Monitor 2019 November Prices

CSN Cost Competitiveness: returning to excellence

Major repair extends blast furnace campaign and restores normal operating conditions

Blast Furnace #3


Gearbox / Throut armour / upper material probe
Platforms to refractories erection
Copper stave coolers replacement (203)
Cast iron staves replacement (12)
Crucible refractories replacement

Total Investment
R$ 400 MM

Daily production increase

- ✓ From 7.2ktpd to 9.2ktpd

Fuel rate improvement

- ✓ From 771kg/ton to 543kg/ton

Sintering Revamp

- ✓ Increased 500ktpy in sinter production decreasing pellet necessity in Blast Furnace
- ✓ Increases slag recycling

STEEL | MINING | CEMENT | ESG | FINANCIAL

CSN Cost Competitiveness: returning to excellence

Higher operational efficiency leads to productivity gains reflecting in significant cost reduction



Slab Production
kt
4,216
3,966
2,902
4,650
+60%
2017
2018
2019e
2020e



Slab Total Cost Reduction
R$/t
2,167
1,817
-R$350/t
3Q19
Performance
Volume
Other Costs
Dec19e

CSN Cost competitiveness: returning to excellence

Investment plan underway focus on productivity and de-bottlenecking projects to recover cost efficiency

Total Investments
R$ 1.3bi


1/3
2/3
2019
2023
Coke Battery
Stripping Lines
Blast Furnaces
Sinter Plant
Hot Strip Line2

UPSTREAM & DOWNSTREAM MODERNIZATION

- ✓ Increasing own coke consumption in BFs
- ✓ Improves transformation yields and equipment performance
- ✓ Decreases Iron Ore input in Sintering
- ✓ Improves energy consumption

STRATEGIC OPTIONS: DOWNSTREAM INCREASE CAPACITY

- ✓ New galvanizing line
- ✓ Pre-painted expansion
- ✓ Galvalume expansion

Steel margin recovery

Reduction in costs due to investments leads to steel margins at historical levels. Further upside comes with price increases



EBITDA per tonne – Flat Steel Brazil
(US$/t)
149
69
Δ+
US$37/t
106
Δ+
US$58/t
165
[1]Expected margins considering
3Q19 LTM prices
Average
2015-2018
3Q19 LTM
2020e[1]
2023e[1]

Steel Performance

Normalizing unit costs and recovering domestic volumes should result in 2020 performance also in line with historical levels


Steel Sales Volume
(kt)
4,857
4,922
5,068
4,588
5,230
+8% to +13%
2,074
2,081
1,741
1,421
2,783
2,841
3,327
3,167
2016
2017
2018
3Q19 LTM
2020e
Flat + Long Domestic
Flat Export + Foreign Subsidiaries


Steel EBITDA
(R$ MM)
1,887
2,116
2,645
1,268
2016
2017
2018
3Q19 LTM
Normalized EBITDA without BF3#'s impact
EBITDA

STEEL | MINING | CEMENT | ESG | FINANCIAL

Long Steel Brazil: unlocking full potential due to strategic agreement with plant supplier

Cost reduction as well as volume increase

Operational process improvements:

Steel Melt Shop

- EAF fume extraction systems
- New EAF

Rolling Mill

- New coil heat treatment line
- New Rebar line to produce 8-10 mm

Sales Volume Increase
(kt)


3Q19 LTM
delta
+18%
229
29
200
2020e
252
52
200
2021e
309
109
200
2022e
399
199
200
2023e
438
238
200
2024e

Key Performance Indicators:

Electrode
(kg/t)


-8%
3.11
2.20
2020e
2024e

Energy
(kWh/t)


-7%
0.53
0.39
2020e
2024e

Natural Gas
(dam³/t)


-7%
0.06
0.05
2020e
2024e

Δ EBITDA will reach between R$ 100-151 million by 2024


MINING

Prices expected to remain high

2020 price tends to remain at current levels as volumes in Brazil will take up to 3 years to return completely. In addition, Chinese mines that temporarily returned in 2019 are likely to remain off the market


Supply/Demand Balance (2020, Mt)
Iron Ore Imports (Mt)
Iron Ore Exports + China Production (Mt)
Balanced market
+28
+4
+6
+38
+30
+24
-1
+5
-21
+37
China
EUR/MENA/JKT
SE Ásia
Demand 2020
Brasil
Australia
South Africa
Chile
China
Supply 2020


Platts62 (US$/dmt)
135
120
105
90
75
60
Balanced market with mining companies prioritizing margin rather than volume
Brumadinho (BRA)
Hurricane Verônica (AUS)
New price level
Jan-18
Feb-18
Mar-18
Apr-18
May-18
Jun-18
Jul-18
Aug-18
Sep-18
Oct-18
Nov-18
Dec-18
Jan-19
Feb-19
Mar-19
Apr-19
May-19
Jun-19
Jul-19
Aug-19
Sep-19
Oct-19
Nov-19
Dec-19

Source : WoodMackenzie, Platts

Structurally sustained Brazilian ore premium

Since 2018, the market has awarded low alumina ores with premium. In this sense, IOC6's branding efforts have been crowned. Despite fluctuations, structural factors such as value in use and the depletion of several key mines reaffirm that these awards are here to stay

Premium reference IOC6 (1Q17 = 100)


200
150
100
50
0
1T17
2T17
3T17
4T17
1T18
2T18
3T18
4T18
1T19
2T19
3T19
4T19E

Seaborne Low Alumina Market (57Mtpy)


Others [PORCENT AGEM]
IOC6 26%
Kumba Fines 24%
BRBF 39%

Quality Excellence

New quality standard and consolidation of premium products in the market.

IOC6 Branding Efforts

- Meetings with over 100 Asian mills
- Technical Marketing Rounds
- 15Mtpy sales in China
- Reference for Low Alumina Indices
- Low phosphorous source

Source: Platts, Fastmarkets MB, Company IR Reports, Company Indicators

STEEL | MINING | CEMENT | ESG | FINANCIAL

Freight - Supply x Demand Balance in 2020


Supply x Demand
19%
12%
13%
6%
5%
7%
5%
5%
2%
4%
4%
3%
3%
4%
2%
0%
2%
3%
0%
-1%
2011
2012
2013
2014
2015
2016
2017
2018
2019e
2020e
Global Seaborne Iron Ore Growth
Capesize Fleet Growth
Surplus/Deficit


C3 Route: Tubarão-Qingdao (US$/t)
35
30
25
20
15
10
jan-19
fev-19
mar-19
abr-19
mai-19
jun-19
jul-19
ago-19
set-19
out-19
nov-19

Source: Woodmackenzie / Clarksons / BCI

IMO 2020

- Bulk carrier fleet capacity expected to be reduced by 0.5% to 1.2% due to scrubber retrofitting in 2020


Projected Scrubber Fitted Fleet (% GT)
26%
8%
6%
36%
11%
8%
End 2019
End 2020
Capezise (180,000 DwT)
Panamax (100,000 DwT)
Handymax (65,000 DwT)

- From 2020 onwards, all vessels should **reduce sulphur** emissions to 0.5% on international waters
- **Price spread** between LSFO (low sulphur) and IFO (high sulphur) is **expected to be gradually reduced**

Mining Performance

Low production cost and diversified consumer market guarantees strong EBITDA and cash generation


Sales Volume
(Mt)
37
33
35
38
+5%
40
2016
2017
2018
3Q19 LTM
2020e


EBITDA
(R$ MM)
EBITDA
Platts (US$/t)
Platts 2020e: US$80/t
Δ US$ 10/t Platts
= Δ R$1.4billion
59
71
70
89
1,759
1,947
2,621
5,467
2016
2017
2018
3Q19 LTM

Business sustainability

Gradual independence of dams and focus on quality

Tailings Filtering I and II



- ✓ Largest filters in the iron ore segment
- ✓ Reduce dependence on dams
- ✓ Dry stacking of tailings
- ✓ Higher production rate in Central Plant

CMAI I and CMAI II



- ✓ Reduce dependence on dams
- ✓ Turn part of the waste into product
- ✓ Allow scale gain
- ✓ Quality improvement

Institutional Video

Independence of dams

Tailing dams de-characterization schedule

CSN plans to invest R$ 400 million in de-characterization, safety and monitoring technology until 2023


2017
2018
2019
2020
2021
2022
2023
B2 Auxiliar (Fernandinho)
B2 (Fernandinho)
[1]CdP (Casa de Pedra)
B4 (Casa de Pedra)
B5 (Casa de Pedra)
Barragem Auxiliar do Vigia (Pires)
Barragem do Vigia (Pires)
de-characterization

[1]CdP (Casa de Pedra) decharacterization will begin only after reuse and removal of B4 tailings

Pellet Feed increasing demand

China will require higher grade products and a larger proportion of pellets into its blast furnaces

Chinese Blast Furnace Capacity (thousand m³)


1,785
1,835
[INTERVALODA CÉLULA]
>4,000 m3
3,000-4,000 m3
2,000-3,000 m3
<2,000 m3
2019
2025

Pellet Demand at China (Mtpy)


+27%
144
184
2019
2025

Greenfield projects at MENA in pursuit of pellet feed (Mtpy)

+40Mtpy

Low cost energy favors pelletizing and direct reduction plant


UAE [VALOR]
Egypt 19
Kuwait 5
Saudi Arabia 6

Pellet Feed Seaborne Imports: Significant Growth Over Horizon 2019-2025 (Mtpy)


China
MENA
Europa + Américas
JKT
118
145
2019
2025

Source : WoodMackenzie

Gradual and profitable expansion

Greater utilization of reserves and premium products at competitive costs

Itabirite Plant Project (10-15Mtpy)



Return rate % Fe for Project


Casa de Pedra expansão
Hawsons
Mary River Phase 2
Kami
Marillana
Simandou
Central Eyre Iron Ore
Mary River Phase 3
Pedra de Ferro
Buckland
Blotbergot
Corunna Downs
Pilbara Iron Ore Project
Maverick
Southdown
Post tax IRR (%)
Fe Grade (%)
25
20
15
10
5
0
-5
55
60
65
70
75

PROJECT STATUS

- ✓ Engineering complete
- ✓ US$500 million investment for 10 Mtpy phase
- ✓ Equipment hiring starting Jan/2020
- ✓ Start-up in 2022
- ✓ Expansion option to +5Mtpy (2nd Phase)

Institutional Video

Mining performance

PROJECT BENEFITS

- ✓ High Quality Fe Pellet Feed + 67%
- ✓ Direct reduction compatible, $SiO_2 + Al_2O_3 < 1.5\%$
- ✓ 70Mt of Hematite released after 6th year of operation
- ✓ All tailings will be filtered and stacked.

Growth option: Fernandinho

CSN has important Iron Ore reserves beyond its main Casa de Pedra Mine

Short Term: 2 Mtpy Waste Recovery (approved expansion)

- Current 0.6 Mtpy production ramping up to 1 Mtpy in 6 months
- Additional 1.0 Mtpy under study
- Total CAPEX: US$28MM

Medium Term: 10 Mtpy Itabirite Plant (option under analysis)

- Full use of reserves for pellet feed production

Iron Ore Reserves: potential to unlock value (Mt)


3,407
386
3,021
CSN
CSN
164
Others
222
Fernandinho

Sales Volume Increase (Mt)


3Q19 LTM
delta
Approved expansion
Strategic option
1.0
0.6
0.4
2.0
0.6
1.4
3.0
2.4
0.6
7.0
6.4
0.6
10.0
9.4
0.6
2021e
2022e to 2024e
2025e
2026e
2027e

Growth option: Tin (Estanhos de Rondônia S.A.)

Located in the state of Rondônia, ERSA has a complete productive chain for melted tin with high value reserves. The smeltery has tin production capacity of 300 tonnes/month and supplies material for tin plate production at UPV, which consumes around 1,300 tonnes/year


Mine
(Itapuã do Oeste/RO)
~ 110 km
Smeltery
(Ariquemes/RO)
UPV
(Volta Redonda/RJ)

Institutional Video


Mineral Reserves (tonnes)
Inferred
Indicated
Measured
84,128
36,880
11,761
35,487
Tin
12,619
5,532
1,764
5,323
Tantalite-Columbite
8,404
3,688
1,167
3,549
Ilmenite
Significant upside for the measured reserves

- **Tantalite-Columbite** is a mineral that contains Tantalum and Niobium, **Ilmenite** contains Titanium.
- More concentrates with rare earth metals are available but further studies to confirm extraction feasibility are necessary

ERSA Masterplan

3 phases, reaching production of 300 tonnes/month.

1 Stage 70 tonnes/month

- Plant revamp and operational adjustments;
- Use of Casa de Pedra idle assets;
- Metallurgical recovery 67%;
- CAPEX: R$6.8MM

2 Stage 180 tonnes/month

- Recovery of all identified and available ores;
- 80% of metallurgical recovery;
- CAPEX: R$105MM

3 Stage 300 tonnes/month

- Process Routes development for the recovery of minerals identified;
- Metallurgical recovery greater than 80%.
- CAPEX: R$100MM

Production Volumes:
(Mtpy)


Melted Tin
Columbite
Phase 1
70 t/m
Phase 2
180 t/m
Phase 3
300 t/m
703
42
660
888
48
840
921
51
870
2,204
188
2,016
2,903
257
2,646
3,960
360
3,600
2020e
2021e
2022e
2023e
2024e
2025e onwards

EBITDA will reach between R$ 60-100 million[1] by 2025

Considers tin price range of US$16,000/t to US$ 20,000/t


CEMENT
CIMENTO
CSN
CP III-40

Brazilian Cement Market Consumption & Price

Positive signs for construction sector, more concentrated in the Southeast and Midwest, already reflects volume increases. Cement price rebound should be expected.

Domestic Cement Consumption (Mtpy)


100
90
80
70
60
50
40
30
20
10
0
1990
1995
2000
2005
2010
2015
2020e
2025e
2030e
+9%
-3%
+8%
-5%
+5%

Capacity Utilization


100%
80%
60%
40%
55%
80%
66%
58%
86%
83%
58%
54%
55%
1990
1995
2000
2005
2010
2015
2020e

Price Evolution – FOB Brazil (U$/t)


150
140
130
120
110
100
90
80
70
60
50
40
30
2011
2012
2013
2014
2015
2016
2017
2018
2019e
World average
FOB-BR
FOB-SE

Source: SNIC, CBIC, CSN Forecast Models

CSN competitiveness & sustainability

Due to the synergies with Steel Business, world class technology and production scale, CSN has a strong competitive advantage in the Southeastern Region

Key Performance Indicators


Thermal Consumption
(GJ/ t cement)
3.5
3.5
1.8
Brazilian Avg. 2014
Brazilian Avg. 2020
CSN 2020e
Electrical Consumption
(kWh / t cement)
113
111
81
Brazilian Avg. 2014
Brazilian Avg. 2020
CSN 2020e
Alternative Fuel
(%)
Co-processing in progress
15%
22%
32%
5%
28%
Brazilian Avg. 2014
Brazilian Avg. 2020
CSN 2020e
Clinker Factor
(t clinker / t cement)
68%
65%
51%
Brazilian Avg. 2014
Brazilian Avg. 2020
CSN 2020e

Sustainability Index


CO2 Emissions
(kg CO2/ t cement)
633
564
552
485
World Average
Brazilian Avg. 2014
Brazilian Avg. 2020
CSN 2020e
Safety Index
(# Accident/1,000,000 working hours)
2017
2018
1.20
0.91
0.79
0.57
Brazilian Average
CSN

Cost Management


Cash Cost:
100
91
82
Average Southeast Region
CSN 2019e
CSN 2020e
Basis 100 = Southeast Region Average

Source: Roadmap Tecnologico do Cimento – Basis 2014, 2020 and CSN estimative

Cement Performance

BF#3 stoppage in 2019 resulted in temporary increase in costs. Normalized cost situation, demand increase and price recovery will allow cement business to reach double digits margins


Volume Sales
(kton)
+22%
4,300
3,537
3,492
3,311
2,814
2016
2017
2018
3Q19 LTM
2020e


EBITDA
(R$ Million)
Δ 10% FOB Price
= Δ R$ 48MM
63
22
15
Normalized
EBITDA w/o
BF#3 Stoppages
1
2016
2017
2018
3Q19 LTM
3Q19 LTM


ESG COMMITMENT

STEEL | MINING | CEMENT | ESG | FINANCIAL

Renewed ESG Commitment

- New website with transparency on actions
- Integrated Report according to best-in-class standards
- Directed effort to improve on ESG Indexes
- Establishment of objective, public ESG Targets


Global Reporting Initiative
GRI
IR
External Public
Internal Public
2012
2013
2014
2015
2016
2017
GRI[1] G3
GRI[1] G4 Standards
Integrated Report [2]


CSN
Investor Relations
Institutional Website
Company
Corporate Governance
Capital Market
Financial Information
CVM / SEC Publications
Investor Services
Environmental Management
Climate Change
Mining
People
Social Management
Reports

[1] GRI is an independent international organization that has pioneered sustainability reporting since 1997

[2] The International Integrated Reporting Council (IIRC) is a global coalition of regulators, investors, companies, standard setters, the accounting profession, academia and NGOs.

ENVIRONMENT: highlights

CSN already commits to some of the best environmental practices

R$ 300 MM in Capex
will be invested until 2024 in environmental projects and actions in Volta Redonda

GHG PROTOCOL GOLD

Awarded for the past four years.
For reporting all emissions and submitting them to outside assurance.

WATER REUSE RATE

Increasing the efficiency of water usage and reuse rate in UPV steel mill

94%

WASTE AS A CO-PRODUCT

- ✓ Each ton of steel product generates 600 kg of co-products
- ✓ In 2018, 600 thousand tons of co-products were treated and sold, generating R$ 132 million in revenues
- ✓ Blast Furnace Slag implies in 70% of Cement Composition
- ✓ Donation of Steel Slag for pavement

CAPEX & OPEX

Environmental expenditures of R$354 million in 2018


OTHERS 11%
AIR 33%
WASTE 15%
WATER 41%

Air: Atmospheric Control Equipment
Water: Effluent treatment plant
Waste: Disposal and Waste Treatment

ENVIRONMENT: emissions management and energy efficiency

CO_2 Emissions (Scope 1)

Total (Mt C02e)


14.58
14.15
2017
2018

by Segment 2018 (%)


Mining
Logistics
Office
Cement
13.2%
1.1%
0.2%
0.0%
85.5%
Steelmaking

Currently, CSN has **protected areas covering 68,734 hectares**

11 Millions of Carbon Stocks

77.36% of our Total Emissions

Energy Efficiency

- ❑ Member of "Programa Aliança" a program of CNI (Confederação Nacional da Indústria) which assists 24 companies to identify opportunities to improve energy efficiency.
- ❑ CSN forecasts a reduction of R$45MM per year with continuous improvement actions in Steel Mill.

CSN Renewable Power Generation (MW Avg)

67% of consumption is supplied by self-production and from renewable resources


CTE
97
167
Itá
22
Igarapava

For more information about CSN's emissions, please access the websites below:

http://registropublicodeemissoes.com.br/participantes/166

https://www.cdp.net/en

STEEL | MINING | CEMENT | ESG | FINANCIAL

SOCIAL: Diversity Program and Committees: promoting and inspiring people

CSN is focused on increasing diversity in the company, encouraging respect and tolerance for differences

Affirmative Actions in place:

- Diversity groups to be represented in all recruiting shortlists
- Pilot blind-candidate hiring
- Leadership training
- Pervasive Endomarketing
- **Target of increasing the percentage of women in UPV:**


#GoEqual
Curiosidades sobre a
Copa Feminina de Futebol:
um breve histórico
CSN




8%
10%
15%
2018
Sept19
2020 Target

Projects under development in 5 Diversity Committees:

- ✓ LGBT;
- ✓ Race & Ethnicity;
- ✓ Gender Equality;
- ✓ Handicap;
- ✓ 50+

STEEL | MINING | CEMENT | ESG | FINANCIAL

SOCIAL: 2019 Fundação CSN Highlights

FUNDAÇÃO CSN

Private Social Investments


2016
R$ 11.9 MM
2017
R$ 14.9 MM
2018
R$ 25.5 MM
2019e
R$ 26 MM

Education

"GANHAR O MUNDO"
781 YOUNG WOMEN ENROLLED
39 PRE-SELECTED IN A TWO-YEAR PERIOD

"JOVEM APRENDIZ"
320 YOUNG PEOPLE IN TRAINING
346 TECHNICAL SCHOLARSHIP STUDENTS

"GAROTO CIDADÃO"
2,300 YOUNG PEOPLE INVOLVED (2019)
115 CULTURAL PRESENTATIONS FOR 55,800 PEOPLE

Sports

757 YOUNG PEOPLE ATTENDED

Culture

148 ACTIVITIES
55,739 VISITORS TO CSN FOUNDATION CULTURAL CENTER

Environment

15,715 PEOPLE ATTENDED ITS EDUCATIONAL PROGRAM
23 SCHOOLS IMPACTED BY THE PROJECT

Learn more about CSN Foundation at: www.fundacaocsn.org.br.

GOVERNANCE Highlights

- Independent Board Majority, including employee representation
- Audit Committee formed with 3 independent members
- Fiscal Council with minority shareholder representation
- Award-winning Compliance Program

COMPLIANCE CSN

2018 Figures

- ✓ 20,000 persons trained via e-learning or in class
- ✓ Over 4,500 suppliers went through a diligence avaliation
- ✓ 459 complaints report received through anonymous channel
- ✓ 149 found to be valid after investigation

NEW POLICIES IMPLEMENTED

- ✓ Internal Regulations - Board of Directors
- ✓ Internal Regulations - Audit Board
- ✓ Internal Regulations - Executive Board
- ✓ Donate and Sponsorship Policy
- ✓ Risk Management Policy

Improving Adherence to CVM Best Practices (ICVM 586)


87%
59%
2018
2019


FINANCIAL RESULTS

STEEL | MINING | CEMENT | ESG | FINANCIAL

CSN value creation: integration and diversification

Diversified portfolio of products, businesses and geographies with resilient financial performance

Revenues[1] by Geography


Latam
North America
Others
China
5.8%
3.4%
0.7%
Europe
23.2%
0.0%
43.3%
Brazil
23.7%
Asia (w/o China)

Revenues[1] by Product


Others
Cement
Long Steel
2.6%
10.2%
2.3%
Iron Ore
40.4%
HRC + CRC
17.7%
26.8%
Coated

Revenues[1] by Business


Automotive
Construction
11.6%
20.1%
Logistic Services
6.4%
5.4%
Industry & HA
4.5%
Packaging
35.8%
Steel Business²

Resilient Performance Through the Cycle


Initial Brazilian Growth Cycle
New Middle Class / Consumption Boom
International Crisis
Economic Slowdown
Economic Recovery
3,002
4,789
4,594
4,200
4,870
6,546
3,620
6,355
6,468
4,532
5,404
4,729
3,251
4,075
4,644
5,849
7,500
1.3%
5.6%
3.2%
4.0%
6.0%
5.1%
(0.2%)
7.6%
4.0%
1.8%
2.8%
0.5%
(3.5%)
(3.3%)
1.1%
1.1%
1.0%
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019e
Brazil GDP - % YoY Growth
EBITDA (R$ MM)

[1] IFRS Consolidated Revenues (3Q19 LTM) / Source: Brazilian Central Bank, Focus Bulletin

[2] Mining and Energy revenues allocated to Steel Business

STEEL | MINING | CEMENT | ESG | FINANCIAL

Strong EBITDA growth and cash flow generation

Adjusted Consolidated EBITDA[1]

R$ MM | % Margin EBITDA


23%
24%
25%
28%
4,075
4,644
5,849
7,232
2016
2017
2018
3Q19 LTM

	2016	2017	2018	3Q19 LTM
Platts Iron Ore 62%	58.5	71.3	69.5	89.2

CAPEX

R$ MM


1,638
1,065
1,318
1,886
2016
2017
2018
3Q19 LTM

Interest Payment

R$ MM


3,054
2,688
2,142
2,054
2016
2017
2018
3Q19 LTM

Free Cash Flow

R$ MM | 3Q19 LTM


7,232
568
56
1,093
2,054
1,886
1,687
Adjusted EBITDA
EBITDA Subsid.
Δ Working Capital
Taxes
Interest Payment
Capex
Free Cash Flow

[1] Includes proportional participation in MRS (37.27%)

Consistent reduction of leverage

New financial policy in place, with maximum dividend payout of 25%, to reduce total debt and **reach near term comfort levels of R$20 Billion net debt and 3.0x leverage**



8.2
6.8
7.4
6.3
5.7
5.4
5.7
5.5
5.5
5.5
5.7
5.5
5.8
5.6
5.3
4.6
4.9
4.3
4.6
4.3
4.1
4.0
3.7
3.7
3.8
3.5
25.8
25.8
25.5
26.8
25.7
26.3
26.5
27.1
27.1
26.6
25.8
26.6
27.6
3.5
4.1
4.7
4.7
4.7
4.6
4.6
5.1
5.5
5.8
6.3
7.3
7.2
3T16
4T16
1T17
2T17
3T17
4T17
1T18
2T18
3T18
4T18
1T19
2T19
3T19
Adjusted EBITDA (BRL Bi)
Net Debt (BRL Bi)
Net Debt/Adjusted EBITDA BRL (x)¹
Net Debt/Adjusted EBITDA US$ (x)²

[1]Net Debt/EBITDA: For debt considers the final dollar of each period and for net debt and EBITDA the average dollar.

[2] Average of the last 12 months for EBITDA

Deleveraging Initiatives to Continue

CSN's deleveraging plan has raised **R$5.2 Billion in the last 18 months** and an active backlog


1Q18
2Q18
3Q18
4Q18
1Q19
2Q19
3Q19
Pre-payment signed with Glencore for 22mt of iron ore
US$ 500MM
CSN LLC divestment to Steel Dynamics
US$ 490MM
Pre-payment signed with Glencore for 10mt of iron ore
US$ 250MM

POTENTIAL NEXT STEPS

- **SWT**
- **New Prepayments**
- **Streaming/ Mining Minority Stake**
- **Usiminas**

Increasing access to credit

Intensive liability management activity in the past 2 years, demonstrating access to new credit and improving the quality of the debt

Debt Reprofiling


1.3
6.7
1.1
1.0
5.2
2.0
1T18
3T18
4T18
1T19
2T19
3T19
BOND'S
BANCO DO BRASIL
CAIXA
BMO Harris Bank
BANCO DO BRASIL
Santander
Debenture
CAT Financial
BNP PARIBAS
BOND'S
BANCO DA AMAZÔNIA
BOND'S
Bradesco
中国银行
BANK OF CHINA
17.4
R$ Billions

STEEL | MINING | CEMENT | ESG | FINANCIAL

Reestructuring of debt profile

Continuous management to capture opportunities to extend duration and decrease debt cost, supported by the improved credit rating of the company and new level of basic interest rates



Amortization Schedule
(R$ Billion)
4Q17
3Q19
Duration increased to
38 months (+35%)
R$ 8.5bi impact
6.0
2.9
7.2
4.8
7.6
4.6
2.2
3.8
1.8
3.6
0.2
7.1
0.1
1.5
0.0
0.1
0.0
2.6
3.9
4.6
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027 and forward

Debt Structure – Then and Now



Debentures
6%
31%
Bonds
63%
Banks
BRL
51%
49%
USD
Debentures
8%
50%
42%
Banks
Bonds
BRL
40%
60%
USD

Liability management: strategy and next steps

- Double the Average Maturity Tenor
- Diversify Source of Funding
- Revolving Credit Facilities (liquidity)
- Credit Ratings continuous improvement



✔ Reprofiling Banks
2018
✔ Reprofiling BONDs Banks
2019
• LT Capex Funding (Nexi)
• BONDs
• Local Debentures
2020
2020+

Visit our website:

www.csn.com.br

Companhia Siderúrgica Nacional

Investor Relations:

CFO and IR Director: Marcelo Ribeiro

Investor Relations Team: Leonardo Shinohara, Jose Henrique Triques, Sandra Saad and Eduardo Ito

invrel@csn.com.br